UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Lions Gate Entertainment Corp.
(Name of Issuer)

Class A Voting Common Shares, no par value per share
(Title of Class of Securities)

535919401
(CUSIP Number)

William Barratt Liberty 77 Capital L.P. 2099 Pennsylvania Ave NW Washington, DC 20006 (202) 984-7070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON Liberty 77 Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,594,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,594,863
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,594,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 535919401	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON Liberty 77 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,092
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 997,092
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919401	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Liberty 77 Fund International L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,597,771
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,597,771
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,597,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919401	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON Liberty 77 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,594,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,594,863
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,594,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 535919401	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON Liberty Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,594,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,594,863
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,594,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 535919401	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON STM Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,594,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,594,863
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,594,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 535919401	SCHEDULE 13D	Page 8 of 14

1	NAME OF REPORTING PERSON Steven T. Mnuchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,594,863
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,594,863
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,594,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 535919401	SCHEDULE 13D	Page 9 of 14

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A Voting Common Shares, no par value per share (the “Class A Shares”), of Lions Gate Entertainment Corp., a corporation existing under the laws of British Columbia (the “Issuer”), with its principal executive offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8, Canada and 2700 Colorado Avenue, Santa Monica, California 90404, United States.

Item 2.	Identity and Background.

This Schedule 13D is being filed by each of:

(i)	Liberty 77 Capital L.P. (the “Liberty Manager”), a Delaware limited partnership and investment manager of the Liberty Funds;

(ii)	Liberty 77 Fund L.P., a Cayman Islands exempted limited partnership;

(iii)	Liberty 77 Fund International L.P., a Cayman Islands exempted limited partnership (together with Liberty 77 Fund L.P., the “Liberty Funds”);

(iv)	Liberty 77 Capital Partners L.P. (“Liberty Manager GP”), a Delaware limited partnership and the general partner of the Liberty Manager;

(v)	Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;

(vi)	STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the general partner of the Liberty Funds;

(vii)	Steven T. Mnuchin (“Secretary Mnuchin”), an individual and citizen of the United States and chief executive officer and controlling member of STM Partners LLC,

each person or entity listed in clauses (i) – (vii), a “Reporting Person” and, collectively, the “Reporting Persons.”

The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is filed as Exhibit 1 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 4,594,863 Class A Shares, which were acquired for aggregate consideration of approximately $30,872,425. The source of the purchase price for the Class A Shares was capital available for investment from the Liberty Funds.

CUSIP No. 535919401	SCHEDULE 13D	Page 10 of 14

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional acquisitions of Class A Shares or other securities of the Issuer either in the open market or in privately negotiated transactions, including transactions directly with the Issuer, depending upon their evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Class A Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Shares or other securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Class A Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Consistent with the Reporting Persons’ investment purposes, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Issuer’s board of directors and may make suggestions or proposals concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions including a potential investment by the Reporting Persons in a spin-off of the Issuer’s studio business or other restructuring, assets and liabilities, business and financing alternatives, the composition of the board of directors and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

The Issuer has publicly proposed a spin-off of its studio business as a separate public company, LG Orion Holdings Inc. (“SpinCo”). The Reporting Persons may engage in any of the activities described above with respect to SpinCo, prior to or following completion of the spin-off.

Item 5.	Interest in Securities of the Issuer.

References to percentage ownership of the Class A Shares in this Schedule 13D are based on 83,510,835 Class A Shares outstanding as of August 7, 2023, as reported by the Issuer in its Form 10-Q filed August 9, 2023.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(a)        By virtue of the fact that (i) the Class A Shares reported herein were purchased for the respective accounts of the Liberty Funds, (ii) the Liberty Manager is the investment manager of the Liberty Funds, (iii) Liberty Manager GP is the general partner of the Liberty Manager, (iv) Liberty Capital L.L.C. is the general partner of the Liberty Manager GP, (v) STM Partners LLC indirectly controls the Liberty Manager and the general partner of the Liberty Funds, and (vi) Secretary Mnuchin is the controlling member of STM Partners LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Class A Shares owned of record by Liberty 77 Fund L.P. and Liberty 77 Fund International L.P.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Class A Shares indicated on row (11) on such Reporting Person’s cover page included herein, or the approximate percentage of the aggregate amount of Class A common shares indicated on row (13) on such Reporting Person’s cover page included herein.

(b)       Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the Class A Shares indicated on such Reporting Person’s cover page included herein.

(c)       The table below specifies the date, amount and price of shares of Class A Shares purchased by the Reporting Persons during the 60-day period prior to September 5, 2023. The Reporting Persons effected purchases of Class A Shares through open market transactions.

CUSIP No. 535919401	SCHEDULE 13D	Page 11 of 14

Reporting Person	Date	Shares Purchased	Price Per Share
Liberty 77 Fund L.P.	8/10/2023	46,722	$7.3418
Liberty 77 Fund International L.P.	8/10/2023	168,587	$7.3418
Liberty 77 Fund L.P.	8/11/2023	57,715	$7.4607
Liberty 77 Fund International L.P.	8/11/2023	208,253	$7.4607
Liberty 77 Fund L.P.	8/14/2023	11,114	$7.4644
Liberty 77 Fund International L.P.	8/14/2023	40,103	$7.4644
Liberty 77 Fund L.P.	8/15/2023	21,776	$7.264
Liberty 77 Fund International L.P.	8/15/2023	78,574	$7.264
Liberty 77 Fund L.P.	8/16/2023	26,007	$7.2025
Liberty 77 Fund International L.P.	8/16/2023	93,839	$7.2025
Liberty 77 Fund L.P.	8/17/2023	52,185	$7.25
Liberty 77 Fund International L.P.	8/17/2023	188,298	$7.25
Liberty 77 Fund L.P.	8/18/2023	77,973	$7.1922
Liberty 77 Fund International L.P.	8/18/2023	281,349	$7.1922
Liberty 77 Fund L.P.	8/21/2023	48,609	$7.1056
Liberty 77 Fund International L.P.	8/21/2023	175,396	$7.1056
Liberty 77 Fund L.P.	8/22/2023	52,066	$7.0973
Liberty 77 Fund International L.P.	8/22/2023	187,836	$7.0973
Liberty 77 Fund L.P.	8/23/2023	27,723	$7.4473
Liberty 77 Fund International L.P.	8/23/2023	100,014	$7.4473
Liberty 77 Fund L.P.	8/24/2023	39,328	$7.3415
Liberty 77 Fund International L.P.	8/24/2023	141,905	$7.3415
Liberty 77 Fund L.P.	8/25/2023	54,250	$7.2305
Liberty 77 Fund International L.P.	8/25/2023	195,750	$7.2305
Liberty 77 Fund L.P.	8/28/2023	2,570	$7.4228
Liberty 77 Fund International L.P.	8/28/2023	9,275	$7.4228
Liberty 77 Fund L.P.	8/30/2023	20,175	$7.4913
Liberty 77 Fund International L.P.	8/30/2023	72,796	$7.4913

(d)       Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, and as such, has the right to receive, and the right to direct the receipt of, dividends from or the proceeds from the sale of the securities that are reported in this Schedule 13D.

Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.

(e)       Not applicable.

CUSIP No. 535919401	SCHEDULE 13D	Page 12 of 14

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement.

CUSIP No. 535919401	SCHEDULE 13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	STM Partners LLC, its manager

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

LIBERTY 77 FUND L.P.

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 FUND INTERNATIONAL L.P.

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

CUSIP No. 535919401	SCHEDULE 13D	Page 14 of 14

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

STM PARTNERS LLC

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

/s/ Steven T. Mnuchin
STEVEN T. MNUCHIN

EXHIBIT 1

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to, and in accordance with, the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated September 5, 2023

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	STM Partners LLC, its manager

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

LIBERTY 77 FUND L.P.

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 FUND INTERNATIONAL L.P.

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse Burwell
Name:	Jesse Burwell
Title:	Chief Financial Officer

STM PARTNERS LLC

By:	/s/ Steven T. Mnuchin
Name:	Steven T. Mnuchin
Title:	Chief Executive Officer

/s/ Steven T. Mnuchin
STEVEN T. MNUCHIN